ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 10, 2015

Robert Schmidt (617) 951-7831 Robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuel, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 79

Dear Ms. Samuel:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 79 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on July 10, 2015 in connection with the launch of Class R6 shares of each of AllianzGI Global Allocation Fund (the “Global Allocation Fund”) and AllianzGI NFJ International Small-Cap Value Fund (the “International Small-Cap Fund”) (each, a “Fund” and together, the “Funds”). We received your oral comments regarding the 485(a) Amendment via telephone on August 26, 2015. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 80 (the “485(b) Amendment”) to the Trust’s Registration Statement, filed on September 8, 2015, pursuant to Rule 485(b) under the Securities Act.

AllianzGI Global Allocation Fund (for purposes of the next four comments and responses only, the “Fund”)

1.	Comment: Please disclose how much the Fund intends to invest in non-U.S. securities under normal circumstances, and, in light of past guidance by the Commission and the Staff, please explain why the use of the word “Global” is appropriate in the name of this Fund under Section 35(d) of the 1940 Act.

Response: The Trust notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest to appropriately use “global” in its name, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states that the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. The Trust notes that in June 2012, the Staff provided informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”1

The Trust also notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “international” in its name should invest in securities of at least three countries outside the United States. The Staff’s 2012 informal guidance to the Investment Company Institute also suggested that an investment company with “global” or “international” in its name could satisfy the requirements of Section 35(d) by investing, under normal market conditions, in at least three different countries, and investing at least 40% of its assets outside the U.S.2 However, the Staff indicated that this approach is not compulsory.3

The Fund’s Fund Summary discloses that “The Fund invests directly and indirectly in globally diverse equity securities, including emerging market equities, and in U.S. dollar denominated fixed income securities. The Fund targets a long-term average strategic asset allocation of 60% to global equity exposure (the “Equity Component”) and 40% to fixed income exposure (the “Fixed Income Component”). The Fund may also use an “Opportunistic Component” whereby it invests up to 10% of its assets in any combination of the following asset classes: emerging market debt, international debt, intermediate and long-term high yield debt (commonly known as “junk bonds”), commodities, U.S. and international small capitalization stocks and real estate securities, including U.S. and non-U.S. real estate investment trusts (“REITs”).” By committing to a

[1]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (quoting the Staff). The introduction to this memorandum states: “In response to inquiries from [Investment Company Institute] members about SEC staff comments on fund names that include the terms ‘international’ and ‘global,’ we sought clarification from the staff on their views. This memo summarizes our understanding of the staff’s position on the use of these terms.”
[2]	Id.
[3]	Id.

target asset allocation of 60% to global equity, the Trust believes that the Fund has established a reasonable definition of the term “global” as used in its name. The Trust respectfully submits that the Fund invests a significant amount of its assets globally. For these reasons, and taking into account that the 485(a) Amendment only addressed one share class of the Fund (the other share classes already being offered through an effective prospectus), the Trust respectfully declines to revise the Fund’s principal investment strategies disclosure at this time to specify the percentage of assets that the Fund intends to invest outside the U.S. However, we will revisit this comment and the applicable disclosure in connection with the Trust’s next annual registration statement update, for which the initial filing is expected to be submitted at the end of November 2015.

2.	Comment: Please revise disclosure in the Fund’s Fund Summary, as well as related disclosure relating to the Fund in the section titled “Principal Investments and Strategies of Each Fund” section to include the principal strategies and principal risks of each Underlying Fund.

Response: The Trust respectfully submits that the existing disclosure is responsive to the requirements of Form N-1A and accurately reflects the principal investment strategies and principal risks of the Fund. Due to the large number of prospective Underlying Funds, an exhaustive list of investment strategies and risks would involve a large amount of additional disclosure and would potentially render the Fund’s Item 9 disclosure confusing to shareholders. Additionally, Item 4 of Form N-1A instructs registrants to summarize the Item 9 disclosure, which necessarily limits the amount of disclosure the Trust can provide in the Fund Summary. Further, the Fund will not hold large positions in every Underlying Fund, and any allocations to the Underlying Funds will change over time. Therefore, it is not necessarily the case that the principal investments strategies and risks of each Underlying Fund would automatically constitute principal investment strategies and risks of the Fund. As part of the Trust’s next annual registration statement update, the Fund’s portfolio managers will again review the strategy and risk disclosure included in the Prospectus to ensure that the current disclosure aligns with current investment practices, much as they do each year in connection with updating the Fund’s prospectus.

The Trust further notes that the Prospectus includes an “Underlying Funds and Other Acquired Funds” section that contains general information about each Underlying Fund and that Appendix E of the Trust’s Statement of Additional Information (“SAI”) includes comprehensive disclosure regarding the principal investment strategies and risks of the prospective Underlying Funds. Therefore, the Trust respectfully declines to make the requested change at this time, though it may determine to revise the risk disclosure for the Fund in connection with the next annual update to the Trust’s registration statement.

3.	Comment: Please revise the language relating to the Fund’s opportunistic strategy component under the “Principal Investment Strategies” section of the Fund Summary to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act of 1933, and as described in SEC Release No. 33-7497.

Response: The Trust believes the referenced disclosure is adequate and clearly summarizes the Fund’s principal investment strategies, consistent with Item 4 of Form N-1A. For the foregoing reason and taking into account that the 485(a) Amendment was filed solely with respect to one out of nine share classes of the Fund, the Trust respectfully declines to make the requested change at this time. However, we will revisit this comment and the applicable disclosure in connection with the Trust’s next annual registration statement update.

4.	Comment: Please provide a parenthetical adjacent to each index included in the Average Annual Total Returns table explaining whether the returns shown include deductions for fees, expenses or taxes.

Response: The Trust has reviewed the referenced disclosure and believes that it complies with Item 4(b)(2)(iii) of Form N-1A. The Trust notes that the requested parenthetical is included for the two broad-based securities market indices provided, the MSCI All Country World Index and the Barclays U.S. Aggregate Bond Index. Because the “60% MSCI ACWI 40% Barclays U.S. Aggregate Bond Index” (the “Composite”) is a composite of the two aforementioned indices, the Trust maintains that the referenced information has already been provided. The Lipper Mixed-Asset Target Allocation Moderate Funds Average is not an index, but rather an average of the returns information for funds in a specific Lipper category. However, the Trust has revised the description of the Composite in the Average Annual Total Returns Table in the 485(b) Amendment in order to clarify that the Composite is comprised of the first two indices listed in the table.

AllianzGI NFJ International Small-Cap Fund (for purposes of the following Comment and Response, the “Fund”)

5.	Comment: Please explain why $5 billion is an appropriate upper-capitalization range for a fund with “Small-Cap” in its name, or consider including a reference to an index or other market references to explain why the Fund’s stated market capitalization range is appropriate. Additionally, please use the phrase “small market capitalization companies” when defining the Fund’s market capitalization range, rather than “smaller market capitalization companies,” as is currently used in the Fund’s Summary.

Response: The Trust notes that the 485(a) Amendment was filed solely with respect to one of the Fund’s six share classes, and therefore will provide the requested market references in connection with the transmittal letter or comment response letter pertaining to its upcoming annual registration statement update, which is expected to be filed in November 2015. The Trust notes that the phrase “smaller market capitalization companies” is included in order to communicate to investors a reasonable interpretation of what is conveyed through the use of “small-cap” in the Fund name, and, therefore the Trust respectfully declines to make the requested change to the referenced disclosure.

Prospectus—General

6.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that had been omitted from or placed in brackets in the 485(a) Amendment.

7.	Comment: The Staff notes that footnote 1 to the Global Allocation Fund’s Annual Fund Operating Expenses table regarding acquired fund fees and expenses is not required by Form N-1A. Please delete this footnote and include a discussion of acquired fund fees and expenses elsewhere in the Prospectus.

Response: The Trust has reviewed the footnotes to the Annual Fund Operating Expenses table and believes that they are helpful to investors and have been prepared in accordance with Item 3 of Form N-1A. Instruction 3(d)(ii) to Item 3 of Form N-1A states that, “If there have been any changes in ‘Annual Fund Operating Expenses’ that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.” The Trust therefore believes the existing disclosure conforms to the requirements of Form N-1A.

8.	Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Derivatives Risk” includes broad disclosure related to the Funds’ use of derivatives. The Staff notes, further, that the applicable sub-sections of the “Principal Investments and Strategies of Each Fund” section of the Prospectus state that each Fund may invest in certain types of derivatives. Representative disclosure in the “Principal Investments and Strategies of Each Fund” section applicable to the International Small-Cap Fund states: “In addition to common stocks and other equity securities, the Fund may invest in securities issued in initial public offerings (IPOs), and may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.” In this and other instances, please revise the Prospectus disclosure permitting each Fund’s use of derivatives to include information on the specific types and purposes of such derivative instruments. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust believes the Prospectus and SAI contain appropriate disclosure relating to the Funds’ use of derivatives. Disclosure in the Global Allocation Fund’s Fund Summary states, “In implementing these investment strategies, the Fund may make substantial use of over-the-counter (OTC) or exchange-traded derivatives, including futures contracts, interest rate swaps, total return swaps, credit default swaps, options (puts and calls) purchased or sold by the Fund, currency forwards, and structured notes. The Fund may use derivatives for a variety of purposes, including: as a hedge against adverse changes in the market price of securities, interest rates, or currency exchange rates; as a substitute for purchasing or selling securities; to increase the Fund’s return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics.” The Trust further notes that the Item 9 disclosure for the International Small-Cap Fund with respect to the Fund’s use of derivatives is helpful to investors in clarifying the Fund’s use of derivatives. The International Small-Cap Fund’s Item 9 disclosure states that, “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.”

In addition, current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to, among other things, stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes.

[ . . . ]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information.

The Trust respectfully submits that general derivatives-related disclosure of the type referenced by the Staff in its comment is appropriate, given that each Fund retains the flexibility to invest in different derivative instruments depending on circumstances. Additionally, the Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Fund may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate. The Trust also notes that because this filing relates only to one class of two series of the Trust, the Trust will review this disclosure and take the Staff’s comment into consideration in connection with the Trust’s upcoming annual registration statement update, which the Trust expects to file pursuant to Rule 485(a) at the end of November 2015.

9.	Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Derivatives Risk” does not address the Funds’ policies and practices related to the segregation of assets for purposes of covering obligations under derivative positions, including swaps agreements and credit default swaps, among others. Please add appropriate disclosure or confirm supplementally that existing disclosure adequately addresses segregation practices.

Response: The Trust respectfully submits that its existing disclosure adequately describes the Funds’ segregation policies and practices. The Trust notes that its Prospectus and SAI include disclosures related to segregation in a number of contexts. A representative example of such disclosure is included in the “Characteristics and Risks of Securities and Investment Techniques—Reverse Repurchase Agreements and Other Borrowings” section of the Prospectus, which states: “A Fund will segregate assets determined to be liquid by the Adviser or a Sub-Adviser in accordance with procedures approved by the Board of Trustees to cover its obligations under reverse repurchase agreements, dollar rolls and other borrowings.” An additional representative example is included in the “Investment Objectives and Policies—Derivative Instruments—Swap Agreements” section of the SAI, which states: “In connection with credit default swaps in which a Fund is the seller, the Fund will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”

Additional disclosures related to segregation practices are included in the “Summary of Principal Risks—Leveraging Risk,” “Characteristics and Risks of Securities and Investment Techniques—Derivatives—Leveraging Risk” and “Characteristics and Risks of Securities and Investment Techniques—When-Issued, Delayed Delivery and Forward Commitment Transactions” sections of the Prospectus and the “Investment Objectives and Policies—Borrowing,” “Investment Objectives and Policies—Foreign Currencies and Related Transactions,” “Investment Objectives and Policies—Derivative Instruments,” “Investment Objectives and Policies—Short Sales,” “Investment Objectives and Policies—When-Issued, Delayed Delivery and Forward Commitment Transactions,” “Investment Objectives and Policies—Delayed Funding Loans and Revolving Credit Facilities” sections of the SAI each discuss the Funds’ segregation policies and practices with respect to particular types of investments.

The Trust evaluates a Fund’s derivative positions, for purposes of asset segregation, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust respectfully submits that its current disclosure relating to its segregation practices is narrowly tailored and sufficient to meet the requirements of existing guidance. The Trust understands that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.4

10.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of each Fund Summary states that the Fund “may” invest in certain types of instruments. A representative example of such disclosure is included in the “Principal Investment Strategies” section of the International Small-Cap Fund Summary, which states: “In addition to common stocks and other equity securities, the Fund may invest in securities issued in initial public offerings (IPOs).” Please review and revise as necessary disclosure in the “Principal Investment Strategies” section of the Fund Summary to only include language regarding investments that constitute part of a primary principal investment strategy of such Fund. Language regarding investments that do not support a primary principal investment strategy of a Fund should be limited to disclosure regarding such Fund given in response to Item 9 of Form N-1A, or, alternatively, included in an “additional information” section about such Fund’s investments. Additionally, please review the principal risks listed for each Fund and, to the extent that a risk is not one associated with a principal investment strategy of that Fund, remove such risk from the Fund’s list of principal risks.

Response: The Trust has reviewed disclosure in each Fund Summary and believes that it adequately describes each Fund’s principal investment strategies, is helpful to investors and is compliant with Item 4 of Form N-1A. With respect to the sample disclosure to which the Staff referred, the Trust believes that disclosure in the “Principal Investment Strategies” section of a Fund Summary describing that the Fund “may” invest in securities issued in IPOs is helpful to investors and provides further clarity about the Fund’s principal investment strategies and the associated risks. Although the Fund may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of its Fund Summary, the Trust believes that investors benefit from disclosure describing investments the Fund may make in executing a principal investment strategy. This is particularly true with respect to investments in IPOs and other investments described in certain Fund Summaries, which may involve significant risks even if the Fund is not exposed to such investments on a continuous or regular basis. Thus, the Trust respectfully declines to revise disclosure in either Fund Summary in response to this comment.

[4]	The Trust notes that in an August 2011 Concept Release, the Staff stated that it was seeking comments from industry members relating to a “wide range of issues relevant to the use of derivatives by funds,” which the Staff would consider to help determine whether “regulatory initiatives or guidance are needed to improve the current regulatory regime for funds and, if so, the nature of any such initiatives or guidance.” See Investment Company Act Release No. 29776, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Aug. 31, 2011) (hereinafter “Derivatives Concept Release”). The Trust is unaware of any definitive guidance relating to or resulting from comments received in response to the Derivatives Concept Release.

11.	Comment: The Staff notes that in the “Principal Risks” section of each Fund Summary and in each Fund’s corresponding Item 9 disclosure, certain principal risks are listed first, followed by the remainder of principal risks listed in alphabetical order. Please add disclosure explaining why certain principal risks are listed first, before the alphabetical list.

Response: The Trust respectfully submits that the referenced disclosure clearly indicates that each Fund has determined the number and content of the most significant principal risks to which, under normal circumstances, the Fund expects to be subject. The Trust believes that listing those significant principal risks first—and calling out the specific number of principal risks listed prior to the alphabetized remainder—helps investors understand how different Funds may be expected to have different risk profiles, even if they have common principal risks. If each Fund used only an alphabetized list of principal risks, the Trust believes investors would have more difficulty understanding these differences. The Trust believes this method is helpful to investors because it highlights the most significant principal risks of investing in a Fund, and also includes the complete list of principal risks. The Trust respectfully declines to supplement its existing disclosure in response to this comment.

12.	Comment: If a Fund writes credit default swaps, please add disclosure stating that when a Fund is a seller of credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust notes that disclosure in the section of the SAI titled “Investment Objectives and Policies—Derivative Instruments—Swap Agreements” currently states: “In connection with credit default swaps in which a Fund is the seller, the Fund will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).” 5

13.	Comment: As required by Item 4(b)(2)(ii) of Form N-1A, please provide year-to-date return information as of the end of the most recent quarter in a footnote to the Calendar Year Total Returns bar chart ( a “bar chart”) showing each Fund’s annual total returns.

Response: The requested change has been made.

[5]	The Trust notes that in an August 2011 Concept Release, the Staff stated that it was seeking comments from industry members relating to a “wide range of issues relevant to the use of derivatives by funds,” which the Staff would consider to help determine whether “regulatory initiatives or guidance are needed to improve the current regulatory regime for funds and, if so, the nature of any such initiatives or guidance.” See Investment Company Act Release No. 29776, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Aug. 31, 2011) (hereinafter “Derivatives Concept Release”). The Trust is unaware of any definitive guidance relating to or resulting from comments received in response to the Derivatives Concept Release.

14.	Comment: Consider moving the disclosure in the paragraph preceding each Fund’s bar chart that reads “Performance information for the Fund’s Class A shares does not reflect the impact of sales charges (loads). If it did, returns would be lower than those shown” to a footnote.

Response: The Trust respectfully submits that the referenced disclosure is accurate and compliant with Instruction 1(a) to Item 4(b)(2) of Form N-1A, which states “If a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.”

15.	Comment: The Staff notes that disclosure in the paragraph preceding the bar chart states that for periods prior to the reorganization of the Global Allocation Fund, in which a predecessor fund was merged into the Global Allocation Fund, the performance information is based on the performance of the predecessor fund, adjusted to reflect the fees and expenses paid by the particular share class of the Global Allocation Fund. Please disclose specific information, such as the name of the fund, for the Global Allocation Fund’s predecessor. Additionally, please explain the legal basis for the inclusion of the statement “Class R6 performance would be higher than Class A performance because of the higher expenses paid by Class A shares” in the paragraph preceding each Fund’s bar chart.

Response: The Trust notes that the name of the Global Allocation Fund’s predecessor is disclosed in the “Additional Performance Information” section of the Prospectus and that information about the predecessor fund’s performance is disclosed on pages 152 and 153 of the “Additional Performance Information—Calculation of Total Returns” section of the Trust’s SAI.

Additionally, the Trust has reviewed the referenced disclosure and respectfully submits that the disclosure has been prepared in accordance with Instruction 3(b) to Item 4(b)(2) of Form N-1A and with applicable guidance on fund survivorship and performance reporting:

When a Multiple Class Fund offers a new Class in a prospectus and separately presents information for the new Class in response to Item 4(b)(2), include the bar chart with annual total returns for any other existing Class for the first year that the Class is offered. Explain in a footnote that the returns are for a Class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses. Include return information for the other Class reflected in the bar chart in the performance table.

The Trust believes that the referenced disclosure helps to clarify the differences in performance between Class A shares and Class R6 shares due to the higher expenses borne by Class A shares and is in keeping with the spirit of Instruction 3(b) to Item 4(b)(2). Thus, the Trust respectfully declines to make the requested change.

16.	Comment: The Staff notes that the Average Annual Total Returns Table for each Fund includes a space where information for Class R6 shares will be included in the 485(b) Amendment, however, Item 4(b)(2) of Form N-1A could be interpreted to limit the inclusion of such information for new share classes to instances where the new class has at least one year of performance information. Please explain the legal basis for the inclusion of information regarding the performance of Class R6 shares.

Response: The Trust has reviewed the referenced disclosure and believes that it is compliant with Item 4(b)(2) of Form N-1A. Item 4(b)(2)(iii) states that a table showing a fund’s average annual total returns should be included if the fund has annual returns for at least one calendar year. In order to obtain performance information for Class R6 shares, which have not yet been in existence for one calendar year, the Trust will adjust the inherited performance of Class R6 shares based on the differences in class-specific expenses relative to Class A shares, which have been in existence for significantly longer than one year.

It has been the longstanding practice of funds advised by Allianz Global Investors Fund Management LLC (“AGIFM”), including the Fund, to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by Allianz Funds, a registrant for which AGIFM acts as investment adviser, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes.6 The methodology in question was the same as that used for presenting the performance in the 485(a) Amendment. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood the registrant’s reasons for using its performance methodology, but

[6]

This conversation resulted from the filing of a post-effective amendment to the registration statement of Allianz Funds. The cover letter of that amendment specifically referred to this methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

(b) the Staff would not affirmatively approve of the registrant’s methodology. Mr. Miller also indicated that he understood the registrant would use such methodology in the absence of further Staff action.

Allianz Funds has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998, and the Trust has taken a similar approach since its inception in 2008. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that Allianz Funds and/or the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the Global Allocation Fund’s bar chart, additional information may be found regarding the calculation of the Global Allocation Fund’s class-by-class performance, including a discussion of any performance adjustments, under “Additional Performance Information” in the Fund’s Prospectus and SAI.

17.	Comment: Please confirm that the format of the Average Annual Total Returns table conforms to that provided under Item 4(b)(2)(iii) of Form N-1A.

Response: The Trust believes the current format of the Average Annual Total Returns table is responsive to the requirements of Item 4(b)(2)(iii), which requires registrants to provide the relevant information with the specified captions but does not require that the information be presented in the same format provided in Form N-1A. The Trust notes that it has provided the information required by Form N-1A and believes that the current format of the Average Annual Total Returns table is clear and helpful to investors.

18.	Comment: Please confirm that disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary is tailored pursuant to Item 4(a) of Form N-1A so that it summarizes the information provided in response to Item 9(b) in the corresponding section titled “Principal Investments and Strategies of Each Fund.” The Staff notes that the disclosure provided in response to Item 4(a) is not supposed to be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue.

Response: The Trust respectfully submits that the Fund Summaries, as written, have been tailored to summarize the information provided in response to Item 9(b) of Form N-1A and are therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that the Fund Summaries are not generally identical to the Item 9(b) disclosure, although much of the language in the Fund Summaries conforms to the Item 9(b) disclosure. For example, the Fund Summary for the Global Allocation

Fund omits certain background details regarding circumstances under which the Fund may deviate from its principal investment strategies that are included in the Item 9(b) disclosure, including the following sentence: “In response to adverse market, economic, political or other conditions, the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in high-quality fixed income securities, cash and cash equivalents. The Fund may not achieve its investment objective when it does so.” The International Small-Cap Fund’s summary is similarly streamlined. The Trust will revisit the relationship between the Fund Summary and Item 9(b) disclosure for each Fund in connection with the Trust’s upcoming annual registration statement update.

19.	Comment: The Staff notes that the introductory paragraph to the “Summary of Principal Risks” section of the Prospectus includes the following sentence: “Each Fund may be subject to additional risks other than those described below because the types of investments made by each Fund can change over time.” Please remove this sentence. It should not be necessary, given that the Trust would be required to update the Prospectus in the event of a material change in the principal investment strategies and risks of any of the Funds.

Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks.

20.	Comment: Please confirm that the risks included in the “Summary of Principal Risks” section of the Prospectus are associated with either the Global Allocation Fund or the International Small-Cap Fund or both Funds.

Response: The Trust has confirmed that each risk included in the “Summary of Principal Risks” section of the Prospectus is associated with at least one of the Funds included in this filing, either directly or through an Underlying Fund.

21.	Comment: Please consider removing the discussion in the “Manager/Sub-Adviser Relationship” sub-section within the “Management of the Funds” section to the extent it is not applicable to the Funds.

Response: As the 485(a) Amendment only related to two series of the Trust, the Trust respectfully declines to make the suggested change at this time. The Exemptive Order (as defined in the Prospectus) does not currently apply to the Trust, but does apply to an affiliated investment company. The Trust notes that further exemptive or no-action relief, if obtained, could permit the Trust to rely on the Exemptive Order or elements of the Exemptive Order. While the disclosure relating to the Exemptive Order has been included in the 485(b) Amendment, the Trust will consider revising or removing the disclosure in connection with its upcoming annual registration statement update.

22.	Comment: The Staff notes that the following disclosure is included in the “How to Buy and Sell Shares” section of the Prospectus:

An order received after the close of regular trading on the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain financial intermediaries (such as retirement plans and their service providers, clearing agents, and brokerage firms trading with the Trust on an omnibus basis) on a business day prior to the close of regular trading on the NYSE will be effected at the NAV determined on such business day, provided that such order is communicated to the Trust or its designee prior to such time as agreed upon by the Trust and such intermediary after the close of regular trading on the NYSE on such business day or on the following business day.

This disclosure conflicts with the disclosure included later in the same section that states, “If your purchase or redemption order is received by the Distributor on a day when the New York Stock Exchange is closed, it will be processed on the next succeeding day when the New York Stock Exchange is open (at the succeeding day’s NAV).” Please consider removing the reference to “the Distributor” in the final sentence of the referenced paragraph in order to clarify that the treatment of orders received at times when the NYSE is closed does not differ depending on the entity to which the order is communicated.

Response: The Trust will consider the requested change in connection with its upcoming annual registration statement update.

23.	Comment: The Staff notes that the following disclosure is included in the “How to Buy and Sell Shares” section of the Prospectus:

The Distributor, in its sole discretion, may accept or reject any order for purchase of Fund shares. The sale of shares will be suspended during any period in which the NYSE is closed for other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. Additionally, redemptions of Fund shares may be suspended when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. Under these and other unusual circumstances, the Trust may suspend redemptions or postpone payment for more than seven days, as permitted by law.

Please consider clarifying the above disclosure to more closely track the language and requirements of Section 22(e) of the Investment Company Act of 1940 and related rules.

Response: The Trust will consider the requested revisions in response to this comment in connection with its upcoming annual registration statement update.

24.	Comment: Please explain the basis for the inclusion of the following disclosure in the “How Fund Shares are Priced” section of the Prospectus: “In unusual circumstances, the Board of Trustees of the Funds or an Underlying Fund may determine that the Valuation Time shall be as of 4:00 p.m., Eastern time, notwithstanding an earlier, unscheduled close or halt of trading on the New York Stock Exchange.”

Response: The referenced disclosure is designed to apply to circumstances in which there is an unscheduled halt in trading on the New York Stock Exchange but not on other exchanges on which the Funds’ portfolio securities may trade. In the absence of such an exception to the normal 4:00 p.m. valuation time, the Funds could be forced to determine the value of each of their portfolio securities as of an earlier time despite the fact that such securities continued to trade on other exchanges after an unscheduled close of the New York Stock Exchange. The Trust understands that the Staff may develop further guidance in this area, which could affect the Trust’s future operations and corresponding prospectus disclosure.

25.	Comment: In “Characteristics and Risks of Securities and Investment Techniques—Illiquid Securities” section of the Prospectus, please state that if any Fund’s holdings of illiquid securities exceed 15% of its net assets, the Fund will take affirmative steps to reduce its holdings to or below the 15% threshold.

Response: The Trust respectfully submits that the disclosures related to illiquid securities in the Prospectus and SAI are adequate under the requirements of Form N-1A and consistent with Commission guidance on ownership of illiquid securities, including Investment Company Act Release No. 18612 (March 20, 1992). The Trust notes that its disclosure includes the following language, which was originally added to the prospectus of certain series of Allianz Funds in response to a comment from the Staff received in December 2014: “If any Fund determines at any time that it owns illiquid securities in excess of 15% of its net assets, it will cease to undertake new commitments to acquire illiquid securities until its holdings are no longer in excess of 15% of its net asset value, and, depending on circumstances, may take additional steps to reduce its holdings of illiquid securities.” The Trust notes that applicable guidance does not suggest that mutual funds must commit to selling illiquid securities or otherwise commit to taking specific steps when their holdings of illiquid securities exceed 15% of net assets.7 The Trust therefore respectfully declines to revise its disclosure in response to this comment.

[7]	See Investment Company Act Release No. 5847 (October 21, 1969) (“The Commission is aware that certain open-end companies may have acquired restricted securities in excess of 10 per cent of net assets. It is assumed that such companies will not undertake commitments, beyond any obligation existing on this date, to acquire restricted securities until, in the normal course of business, such holdings are not in excess of 10 per cent of current net asset value.”).

Part C

26.	Comment: Please confirm that the exhibits included in the list of exhibits to the Trust’s registration statement described in Item 28 (Exhibits) to Part C have been filed in compliance with Rule 483 of the Securities Act, particularly with respect to the requirement to file final agreements.

Response: The Trust will review the Part C exhibits list and make changes responsive to this comment in connection with its upcoming annual registration statement update.

*  *  *  *  *

Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

*  *  *  *  *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert Schmidt

Robert Schmidt

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Sarah H. McLaughlin, Esq.